UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of January 2006

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of listed company


SPIRENT PLC


2. Name of shareholder with a major interest


SUN LIFE ASSURANCE COMPANY OF CANADA (UK) LIMITED


3. Please state whether notification indicates that regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


SHAREHOLDER IN 2 ABOVE


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


ROY Nominees                                               13,021,568
ROY Nominees                                               14,244,133
ROY Nominees                                                   10,926
ROY Nominees                                                2,488,640

TOTAL                                                      29,765,267


5. Number of shares / amount of stock acquired


NOT KNOWN



6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)


NOT KNOWN


7. Number of shares / amount of stock disposed


-


8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)


-


9. Class of security


ORDINARY SHARES OF 3.3333 PENCE EACH


10. Date of transaction


NOT NOTIFIED


11. Date company informed


20 JANUARY 2006


12. Total holding following this notification


29,765,267


13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)


3.08%


14. Any additional information


15. Name of contact and telephone number for queries


MICHAEL ANSCOMBE - 01293 767672



16. Name and signature of duly authorised company official of the listed company responsible for making this notification


MICHAEL ANSCOMBE - ASSISTANT COMPANY SECRETARY


Date of notification


20 JANUARY 2006




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 20 January, 2006                         By   ____/s/ Luke Thomas____

                                                    (Signature)*